CHEN-DRAKE LAW

8491 Sunset Blvd., Suite 368

W. Hollywood, CA 90069

(310) 358-0104 (t); 888-896-7763 (f)

May 2, 2022

VIA E-MAIL

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Charlie Guidry, Staff Attorney
Dietrich King, Staff Attorney

Re:	DH Enchantment, Inc. (f/k/a Energy Management International Inc.)
Amendment No. 4 to Registration Statement on Form 10-12G
Filed on February 17, 2021
File No. 000-56322

Gentlemen:

On behalf of DH Enchantment, Inc. (f/k/a Energy Management International Inc. (the “Company” or “ENMI”), we are hereby responding to the comment letter dated March 31, 2022 (the “Staff Letter”), from the staff of the Securities and Exchange Commission (the “Staff”). For ease of review, we have set forth each of the Staff’s comments in accordance with the numbering presented in the Staff Letter to the Company, and the Company’s responses thereto.

Amendment No. 4 to Form 10-12G filed February 17, 2021

Special Cautionary Notice, page ii

1. We note your disclosure in response to comment 1. We note your statement that "References in this registration statement to the “Company,” “ENMI,” “we,” “us” and “our” refer to DH Enchantment, Inc., a Nevada company and all of its subsidiaries on a consolidated basis. Where reference to a specific entity is required, the name of such specific entity will be referenced." Please revise to clearly disclose how you will separately refer to the holding company and separately refer to its subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Do not use terms such as “we” or “our” when describing activities or functions of a subsidiary. Disclose, if true, that the holding company does not conduct operations. To the extent applicable, disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

Response: We have revised the statement to specifically note that references to the holding company will be made by identifying the holding company by name. With respect to the other disclosures, they have been made in the first paragraph in Item 1: Business. Please advise if such disclosures need to be reiterated in the Special Cautionary Notice section.

Item 1. Business, page 1

2. We note your disclosure in response to comment 2. Please expand to specifically disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese or Hong Kong authorities to operate your business. We note your statement that "DH Enchantment, Inc. and our Hong Kong subsidiary are not required to obtain permission from the Chinese authorities including the China Securities Regulatory Commission, or CSRC, or Cybersecurity Administration Committee, or CAC, to operate or to issue securities to foreign investors." Expand this statement to clarify whether you or your subsidiaries are covered by permissions requirements from any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: We have amended the disclosure on page 1 to address the foregoing comment.

Charlie Guidry
Dietrich King
Division of Corporation Finance

Office of Trade & Services

May 2, 2022

3. We note your disclosure in response to comment 4. In this section, please specifically discuss that there are risks and uncertainties regarding the enforcement of laws.

Response: We have amended the disclosure on page 2 to specify that there are risks and uncertainties regarding the enforcement of laws in China.

4. We note your disclosure in response to comment 5. Please revise to specifically reference that there are legal and operational risks associated with being based in or having the majority of the company's operations in Hong Kong. In addition, please clarify whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale. We note your current language that "For example, as a U.S.-listed Hong Kong public company, we may face heightened scrutiny, criticism and negative publicity, which could result in a material change in our operations and the value of our common stock," however, please clarify whether this statement applies to all of the legal and operational risks associated with being based in or having the majority of the company's operations in Hong Kong.

Response: We have amended the disclosure on page 2 to address the foregoing comment.

Transfers of Cash to and from Our Subsidiaries, page 4

5. We note your revised disclosure in response to comment 7. Specifically, we note your disclosure that "As of the date of this prospectus, there has been no dividends or distributions made among the holding company or the subsidiaries and no dividends or distributions made to U.S. investors." Please expand to disclose whether there have been any cash flows and/or transfers of other assets that have occurred between the holding company and its subsidiaries, which entity made such transfer, and their tax consequences. Your disclosure should make clear if no cash flows or transfers have been made to date and should not be limited to dividends and distributions. In addition, we note your statement that DH Enchantment, Inc. is permitted under Nevada laws to provide funding to your subsidiaries in Hong Kong without restrictions on the amount of the funds. Please expand to discuss any limitations that Hong Kong has on your Hong Kong subsidiary receiving funding from you. Please also disclose restrictions, if any, of your BVI subsidiary. Lastly, we note your statement that "If our Hong Kong subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us." Please expand to disclose the restrictions that Hong Kong law would place your Hong Kong subsidiary's transfers of cash in the event the Hong Kong subsidiary incurs debt.

Response: We have amended the disclosure on page 4 to address the foregoing comment.

Charlie Guidry
Dietrich King
Division of Corporation Finance

Office of Trade & Services

May 2, 2022

Item 1A. Risk Factors
Risks Related to Doing Business in Hong Kong, page 16

6. We note your revised disclosure in response to comment 8. Please revise the heading of this risk factor to clarify that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering.

Response: We have amended the disclosure on page 16 to address the foregoing comment.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (310) 358-0104, or by fax at (888) 896-7763 with any questions or comments regarding this correspondence.

Very truly yours, /s/ Jenny Chen-Drake Jenny Chen-Drake of CHEN-DRAKE LAW